Exhibit 99.1

Bellatrix Announces that Grafton has elected to increase their committed capital investment by an additonal $50 million, for a total commitment of $250 million

TSX, NYSE MKT: BXE

CALGARY, April 10, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce that Grafton Energy Co. I Ltd. ("Grafton") has elected to exercise their option to increase their committed capital investment by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Joint Venture. Grafton's increased capital investment will continue to support the accelerated development of a portion of Bellatrix's extensive undeveloped land holdings.

The Grafton Joint Venture is located in the Willesden Green and Brazeau areas of West-Central Alberta. Under the terms of the amended agreement prior to the exercise of this option, Grafton was committed to contributing 82%, or $200 million, to the $244 million Joint Venture to participate in an expected 58 net Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest in each well drilled in the development program until payout (being recovery of Grafton's capital investment plus an 8% return) on the total program, reverting to 33% of Bellatrix's working interest ("WI") after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty on Bellatrix's pre-Joint Venture working interest. The effective date of the initial agreement for the Joint Venture is July 1, 2013 and had an initial term of 2 years. With the exercise of the $50 million option, Bellatrix shall have until the end of the third anniversary of the effective date to spend the additional capital.

Bellatrix continues to focus on growth by development of its core Cardium and Notikewin/Falher assets utilizing its large inventory of geological prospects. The Company has developed an inventory of 742 net remaining Cardium locations, 381 net Notikewin/Falher and 128 Mannville locations representing a net remaining investment of $4.97 billion (based on current costs). Bellatrix has approximately 416,631 net undeveloped acres and including all opportunities of approximately 2,000 net exploitation drilling opportunities identified, with capital requirements of $10.1 billion representing over 30 years of drilling inventory based on current annual cash flow and costs.  The Company continues to focus on adding prospective lands within our core fairway.

The Company's current corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

Grafton Energy Co. I Ltd. is managed by Grafton Asset Management Inc., a Calgary-based energy sector investment manager, focused on investing across the capital structure of top tier Canadian energy companies. Grafton creates wholly bespoke energy investment solutions to meet sovereign, institutional and private client mandates. As a financial partner, Grafton provides both companies and investors with unique financing and investment solutions which meet a variety of risk parameters.

For all Grafton Asset Management Inc. inquiries, please direct your questions to Ashley Vickers, Investor Relations (ashley@graftonfunds.com, 403-991-4274 or 403-228-8247).

All amounts in this press release are in Canadian dollars unless otherwise identified.

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations, drilling inventory and capital costs and time to develop, may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 02:05e 10-APR-14